Exhibit 99.1

Safe Bulkers, Inc. Files Shelf Registration Statement

Athens, Greece – October 8, 2009 -- Safe Bulkers, Inc. (the “Company”) (NYSE: SB), an international provider of marine drybulk transportation services, announced today  that it has filed a shelf registration statement on Form F-3 with the U.S. Securities and Exchange Commission (the “SEC”).

The shelf registration statement, when declared effective by the SEC, will give the Company the ability to offer and sell up to $300,000,000 of its securities consisting of common stock, preferred stock, warrants and subscription rights. After the shelf registration becomes effective, the Company may offer and sell such securities from time to time and through one or more methods of distribution, subject to market conditions and the Company’s capital needs.  The terms of any offering under the shelf registration statement will be established at the time of such offering and will be described in a prospectus supplement filed with the SEC prior to completion of the offering.

Polys Hajioannou, Chairman and Chief Executive Officer, stated, “While the Company does not currently intend to offer securities registered pursuant to the registration statement, the registration statement provides the Company with greater flexibility to take advantage of favorable market conditions as they may arise.”

This registration statement relating to these securities has been filed with the SEC but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

A copy of the prospectus included in the registration statement may be obtained on the SEC’s website at www.sec.gov.  In addition, the Company would file a prospectus supplement with the SEC in connection with any offering under the shelf registration statement.  The information on the Company’s web site is not a part of the registration statement, the prospectus or any prospectus supplement which may be issued under the registration statement.

About Safe Bulkers, Inc.

The Company is an international provider of marine drybulk transportation services, transporting bulk cargoes, particularly grain, iron ore and coal, along worldwide shipping routes for some of the world’s largest users of marine drybulk transportation services. The Company's common stock is listed on the New York Stock Exchange , where it trades under the symbol “SB”. The Company’s fleet consists of 14 drybulk vessels, all built post-2003, and the Company has contracted to acquire additional drybulk newbuild vessels to be delivered at various times beginning in 2009 through 2011.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Exchange Act of 1933, as amended and in the Section 21E of the Securities Act of 1934, as amended) concerning future events, the Company’s growth strategy and measures to implement such strategy, including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the ability to satisfy the closing conditions of the acquisition, changes in the demand for drybulk vessels, competitive factors in the market in which the Company operates, risks associated with operations outside the United States and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Company Contact:

Dr. Loukas Barmparis

President
Safe Bulkers, Inc.

Athens, Greece

Tel.: +30 (210) 899-4980

Fax: +30 (210) 895-4159

E-Mail: directors@safebulkers.com

Investor Relations / Media Contact:

Ramnique Grewal

Vice President

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, N.Y. 10169

Tel.: (212) 661-7566

Fax: (212) 661-7526

E-Mail: safebulkers@capitallink.com